UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

CHINA BIOLOGIC PRODUCTS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

     16938C106
(CUSIP Number)

     No 14 East Hushan Road, Taian City
Shandong, China 271000
(86) 538-620-3897
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing Statement on Schedule 13D)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Siu Ling Chan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [_]
(b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(e) or 2(f)			[__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
	NUMBER OF	7.	SOLE VOTING POWER	6,862,624 shares of common stock
SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER
	OWNED BY			0
	EACH	9.	SOLE DISPOSITIVE POWER	6,862,624 shares of common stock
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,862,624 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32%
14.	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer.

The name of the issuer is China Biologic Products, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at No. 14 East Hushan Road, Taian City, Shandong People’s Republic of China 271000. This statement relates to the Company’s common stock, $0.0001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a) The name of the person filing this statement is Siu Ling Chan (the “Reporting Person”).

(b) The business address of the Reporting Person is 14 East Hushan Road, Taian City, Shandong, People’s Republic of China, 10013.

(c) Ms. Chan is the Company’s Director and Controlling Shareholder.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this statement pursuant to that certain share exchange agreement (the “Share Exchange Agreement”) by and between the Company, Logic Express Ltd (“Logic Express”) and its stockholders. Upon the closing of the Share Exchange Agreement on July 19, 2006, Logic Express became a wholly-owned subsidiary of the Company and the former stockholders of Logic Express, including the Reporting Person, owned approximately 96.1% of the Company immediately prior to the private placement described below. Ms. Chan received 7,902,624 shares of the Company’s Common Stock.

On July 18, 2006, the Company also completed a private placement transaction with a group of accredited investors. Pursuant to the securities purchase agreement as amended (the “Securities Purchase Agreement”, and together with the Share Exchange Agreement, the “Agreements”), the Company sold 2,200,000 shares of its Common Stock and five-year warrants to purchase 1,070,000 shares of the Company’s Common Stock at an exercise price of $2.8425 per share, at a purchase price of $1.895 per unit. In addition, two of the Company’s controlling shareholders, the Reporting Person and Lin Ling Li, sold an aggregate of 2,080,000 shares of the Company’s Common Stock at a price of $1.895 per share to the same investors. Following consummation of the Securities Purchase Agreement, the Reporting Person owned the 6,862,624 shares of the Company’s Common Stock reported herein.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Agreements as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company’s board of directors which were more fully described in the registration statement on Form SB-2 filed by the Company on September 5, 2007.

Except as set forth in this Schedule 13D and the registration statement on Form SB-2 referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)      As of the date of this statement, Ms. Chan beneficially owns 6,862,624 shares of the Company’s Common Stock, representing 32% of the outstanding shares of the Company’s Common Stock. Ms. Chan does not own any other securities of the Company.

(b)      Other than the transactions in connection with the Agreements described in Item 3 above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(c)      Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(d)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the registration statement on Form SB-2 filed by the Company on September 5, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

2.1	Share Exchange Agreement between the Company, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006
[incorporated by reference to Exhibit 2 to the Company’s registration statement on Form SB-2 filed on September 5, 2007]

4.1	Securities Purchase Agreement between China Biologic, Logic Express,
Shandong Taibang, and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 [incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form SB-2 filed on September 5,
2007]

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2007

/s/ Siu Ling Chan
Siu Ling Chan